Exhibit 21.1

Subsidiaries of Flexsteel Industries, Inc.

•	DMI Furniture, Inc
¡ DMI Management, Inc. *
¡ DMI Sourcing Company, LLC *
■ DMI Business Consulting Company (Shenzhen) Co. Ltd. *
■ Home Styles Furniture Co., Ltd (Thailand) (99.99% interest) *
■ Vietnam Representative Office *

•	Desert Dreams, Inc. **

•	Four Seasons Inc. **

*	Subsidiaries of DMI Furniture, Inc.
**	Inactive subsidiaries

36